SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 25, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated January 25, 2008 regarding “Torbjörn Possne appointed Head of Ericsson Sales and Marketing”.

Press Release January 25, 2008

Torbjörn Possne appointed Head of Ericsson Sales and Marketing

Torbjörn Possne has been appointed Senior Vice President and Head of Group Function Sales and Marketing at Ericsson (NASDAQ: ERIC), effective as of February 1, 2008. Possne is presently Head of Market Unit Northern Europe and Global Customer Account Deutsche Telekom.

Possne joined Ericsson in 1979 and has held several different positions, including Head of Ericsson Belgium and Luxembourg between 1996 and 2000. In 2000, he was appointed Head of Business Unit WCDMA, PDC Systems and was Head of Solutions Business Area WCDMA between 2001 and 2003. Possne also holds a Master of Science degree from the Royal Institute of Technology in Stockholm.

Notes to editors:

Link to Torbjörn Possne’s biography and photographs:

http://www.ericsson.com/ericsson/corpinfo/management/torbjorn_possne.shtml

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: January 25, 2008